UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SIGNING PROTOCOL OF INTENT WITH CHINA NATIONAL COAL GROUP

Tianjin, China - September 21, 2010.  - Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces it has signed a Protocol of Intent with China National Coal Group.
On September, 21 the Protocol of Intent was signed between Mechel OAO and China
National Coal Group – the second largest coal producer in China. The Protocol was signed within the framework of the regular round of Sino-Russian energy negotiators' meetings which was headed by Mr. Igor Sechin, Deputy Prime Minister of Russia, on the one hand, and Mr. Wang Qishan, Vice Premier of the State
Council of China, on the other hand.
The Protocol of Intent was signed by Mr. Igor Zyuzin, Chairman of Mechel’s Board of Directors, on behalf of Mechel OAO and Mr. Wang An, Chairman of China
National Coal Group, on behalf of China National Coal Group.
China National Coal Group’s core businesses include coal production and trading as well as coke and coal-chemical products, coal mining equipment manufacturing, power generation, coal mine construction, and relevant engineering technical services. China National Coal is the world’s largest and leading underground coal mining equipment producer.
The Protocol was signed in order to establish mutual strategic partnership between the companies.
Mechel OAO has long-standing and stable partnership relations with Chinese consumers successfully supplying coals of various grades, iron-ore concentrate and ferroalloys. Strong relations are established with the main Chinese associations in the sphere of metallurgy and coke chemistry. Since March 2010
Mechel’s official representative office operates in Beijing.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 21, 2010	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO